

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
GABELLI.COM

For Immediate Release: Contact: David Goldman
General Counsel, GAMCO AM, Inc.
(914) 921-7793
For further information please visit
www.gabelli.com

GAMCO Tenders Federal-Mogul Shares

RYE, N.Y., January 18, 2017 – GAMCO Investors, Inc. (NYSE: GBL), on behalf of certain clients, instructed custodians to submit for tender over seven million shares of Federal-Mogul Holdings Corporation (NASDAQ: FDML).

GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC). As of September 30, 2016, GAMCO had approximately $39.6 billion in assets under management.

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